SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CORPORATE TAXPAYERS’ ID (CNPJ): 00.108.786/0001 -65
CORPORATE REGISTRY (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

Date, time and venue:	December 20, 2007, at 10 am, at the Company’s headquarters at Rua Verbo Divino, 1356, 1º andar, São Paulo – SP.

Attendance:	Board members representing the necessary quorum, in accordance with the signatures below.

Presiding:	Jorge Luiz de Barros Nóbrega – Chairman. André Müller Borges – Secretary.

Resolutions:

The Board members approved by unanimous vote the execution of the Share Purchase Agreement and Other Covenants by the Company and the following: ALUSA – Companhia Técnica de Engenharia Elétrica, José Luiz de Godoy Pereira, Coax Telecomunicações Ltda., JPO Exportação, Importação e Comércio Ltda., Alejandro Enrique Massot, Aurélia Magdalena Belussi de Latorre, Diana Lia Julio Pagano de Massot, Enrique César Julio, Graciela Haydeé Petersen de Dellacha, María José Orts Mascias, Mónica Emma Contal Crespo, Raúl Horacio Infante Julio, Sonia Elena Contal Julio, and Vicente Gonzalo Massot, under the terms attached to these minutes, a copy of which will be signed by the Secretary and filed at the Company’s headquarters. The Board of Executive Officers and/or the Company’s proxies are hereby authorized to take all the provisions and perform all the acts necessary for the execution of said agreement.

MINUTES OF NET SERVIÇOS DE COMUNICAÇÃO S.A BOARD OF
DIRECTORS’ MEETING OF DECEMBER 20, 2007

Closure:

There being no further business to discuss, the meeting was brought to a close and these present minutes were drawn up, read, approved and signed by all the Board members present, as well as the Secretary.

Signatures:

Jorge Luiz de Barros Nóbrega (Chairman), André Müller Borges (Secretary), Rossana Fontenele Berto, Marcos da Cunha Carneiro, Juarez de Queiroz Campos Júnior, Sérgio Lourenço Marques, Augusto Cesar Roxo U. Rocha Filho, Carlos Henrique Moreira, Jose Formoso Martinez, Isaac Berensztejn, Mauro Szwarcwald and Ivan Magalhães Júnior.

This is a free English translation of the original minutes drawn up in the Company’s records.

ANDRÉ MÜLLER BORGES
Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 08, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.